

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Eugenio Gigogne
Chief Financial Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

> Re:   **Corpbanca**
>       **Form 20-F for the Fiscal Year Ended December 31, 2011**
>       **Filed April 30, 2012**
>       **Form 20-F/A for the Fiscal Year Ended December 31, 2011**
>       **Filed May 16, 2012**
>       **File No. 001-32305**

Dear Mr. Eugenio Gigogne:

     We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have posted monthly and quarterly financial statements through June 2012 on your website; however, such periodic interim financial information has not been furnished in a Form 6-K.  Please tell us how you determined that the interim financial information was not required to be furnished on a Form 6-K.  Refer to General Instruction B to Form 6-K.

Form 20-F for the Fiscal Period Ended December 31, 2011

Item 4. Information on the Company

Capital Adequacy Requirements, page 63

2.      We note your disclosure that you had a regulatory capital ratio of 11.7% as of December 31, 2011 and if Basel II regulations are adopted you could be required to inject additional capital in the future.  We also note your basic capital and effective equity ratios of 7.4% and 14.6% disclosed on pages 128 and F-132 as of December 31, 2011.  Please clarify for us whether the 11.7% ratio is based on current regulatory capital requirements or whether it is an estimate of your capital ratio under the proposed Basel II regulations. If the ratio is based on current regulatory requirements, please clarify how it reconciles to the disclosures on pages 128 and F-132.  If the latter and this metric is not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, it would appear to be a non-GAAP measure as defined by Regulation G.  If you are unable to support that this measure does not meet the criteria of a non-GAAP measure, please clearly label it as non-GAAP in your future filings and provide the disclosures required by Item 10(e) of Regulation S-K.  Refer to General Instruction C (e) of Form 20-F.

Loan Portfolio, page 80

3.      We note your disclosure of the activity in your renegotiated consumer loan portfolio on page 82 as well as the activity in your Normalization Portfolio on page 83.  Please address the following:

   • It appears that your Normalization Portfolio represents your commercial renegotiation portfolio based on disclosures provided in prior filings.  Please confirm whether this is true and if so, revise your disclosure in future filings to clarify this fact.

   • Clarify whether you have any other renegotiated loans that are not included in the tabular disclosures provided on pages 82 and 83 (e.g., mortgage loans or commercial loans not included in the Normalization portfolio) and if so, please revise your future filings to provide tabular disclosure of all renegotiated loan balances.

Risk Index of Our Loan Portfolio, page 84

4.      We note your disclosure that the risk index is calculated as total loans over allowances for loan losses.  Based on the risk indexes disclosed, it appears that the reverse is actually true (i.e. risk index is calculated as allowance for loan losses divided by total loans).  Please revise your disclosure in future filings to clarify.

5.      We note the disclosure that the decrease in the risk index in the consumer loans portfolio as of December 31, 2011 is principally due to a portfolio cleansing in order to adapt your consumer loan portfolio to new risk and commercial models.  Please tell us and revise future filings to describe in detail what you mean by a "portfolio cleansing" and the impact the change had to your provision for loan losses and allowance under IFRS.  In your response address how you changed your risk models for the consumer loan portfolio as well.

Classification of Banks and Loans; Provisions for Loan Losses, page 92

6.      We note your disclosures here as well as on pages 57 through 59 concerning your methodology to determine your provision and allowance for loan losses in accordance with SBIF regulations.  We are unsure as to why you have provided such disclosures in your Form 20-F given that your financial statements have been prepared in accordance with IFRS which, for provision purposes, differs from SBIF regulations.  Such disclosures appear to be confusing as you provide specific details regarding a provision methodology that does not apply to the actual amounts recorded in your financial statements prepared under IFRS.  Accordingly, please revise your future filings as follows:

- Clearly indicate that this method of determining your provision and allowance for loan losses represents your accounting under Chilean GAAP and is a regulatory required disclosure and that your allowance and provision for loan losses as reported in your Form 20-F have been determined in accordance with IFRS.

- Clearly label this information throughout the filing as Chilean GAAP and ensure that such disclosures are not given greater prominence than your accounting policy disclosures under IFRS.

- Disclose the differences in your allowance methodology under Chilean GAAP and IFRS and provide a reconciliation of the amounts.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 102

7.      We note your disclosure that past due loans include only the portion of principal or interest that is 90 days or more overdue, and do not include the portion of such loans that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan.  We also note that past due amounts reported in the tables on pages 103 to 106 and 119 to 120 have been presented on this basis.  We note that this presentation appears inconsistent with your March 9, 2012 response to comment four whereby you agreed to include the loan balance amounts for such past due loans in your future filings.  Accordingly, please provide us with a draft of your intended disclosure revisions consistent with your March

9, 2012 response and confirm that you will provide such disclosures in your future filings.  As a reminder, please ensure that your non-performing loan disclosures are given equal or greater prominence than your past due loan disclosures that only include the installments past due. Also revise your future filings when presenting your allowance for loan losses ratios to include a ratio that shows your allowance for loan losses as a percentage of non-performing loans that includes the full amount of loans for which payments are past due.

8.      As a related matter, please clarify whether the line item "total loans for which at least one payment is past due" in your tabular disclosure on page 104 is the same thing as your non-performing loans.  If so, revise your future filings to rename this line item or include clarifying footnote disclosure.

9.      We note that your charge-off policy disclosed here does not appear to be consistent with that disclosed on page 106.  For example, your disclosure here indicates that you write off overdue installments of commercial loans as they become overdue, notwithstanding your right, if any, to charge off the entire amount of the loan.  Your disclosure on page 106, however, clearly states that once an installment of a commercial loan is written off, you must write off the entire amount of the loan.  Please revise your future filings to clarify this apparent inconsistency in your disclosures.

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure on Contractual Obligations, page 136

10.     We note that your table of contractual obligations appears to exclude the related interest expense on your interest-bearing deposits, bank obligations, and debt issued, which appears to be significant based on your disclosure of interest expense on page F-89. Please revise this table in future filings to include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts. To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations.  To the extent that you are unable to include these derivatives in your disclosure, clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.  Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Regulatory method to control market risk, page 176

11.     We note the disclosure beginning here regarding interest rate risk, foreign currency risk,
        market risk exposure of options, and inflation risk for your trading and non-trading
        portfolio.  We also note the equations used by you and your regulators to measure these
        various market risks.  Please tell us and revise future filings to provide a discussion of
        how your regulatory methods compare to your internal methods to control market risk
        and whether the limits set are higher or lower for your internal methods.  In your
        response address the model or tool you use for each of the risks noted under the trading
        portfolio and non-trading portfolio on pages 176 and 177 for both your regulatory and
        internal risk measurement procedures and where the results of these models are located in
        your filing, if applicable.

Internal Methods to Control Market Risk – VaR Methodology, page 182

12.     We note your disclosure that you use a VaR methodology to measure and control both
        the interest rate risk of the trading portfolio and the currency risk related to your net
        foreign currency position.  We also note your disclosures on page F-124 and that you
        calculate VaR for both your Trading Owner portfolio and Trading Market Making
        portfolio and set different daily VaR limits for each portfolio.  Please address the
        following:

        •   Tell us and revise future filings to disclose whether the VaR disclosures on page 182
            are for one of the trading portfolios described on page F-124 or if it is the aggregation
            of the two portfolios. If the latter include a discussion in future filings to show how
            the VaR calculations for individual trading portfolios aggregate to total Trading VaR.

        •   You disclose a moving timeframe of 300 days on page F-124 and then 260 historical
            observations of market data for the VaR model described on page 182.  Clarify in
            future filings the timeframe you use to calculate VaR for the individual trading
            portfolios and the aggregated Trading portfolio, if applicable.

        •   Revise your disclosures in future filings to separately present VaR for each trading
            portfolio and in the aggregate, if applicable, and for currency risk to your net foreign
            currency position.  Discuss the material trends in the results for each.

        •   Revise future filings to disclose your average, high and low VaR by type of risk (e.g.,
            interest rate risk, foreign currency exchange rate risk, commodity price risk, and other

relevant market risks, such as equity price risk) for each period presented. Refer to Item 11 of Form 20-F.

- We also note that based on a 95% confidence level you would expect trading losses to exceed VaR approximately five out of every 100 trading days or 15 days for a moving timeframe of 300 days. Please tell us and revise to disclose if your actual losses ever exceeded VaR for both of your trading portfolios and the currency risk measurement.

- In future filings disclose any changes you made to your VaR methodology or assumptions during the periods presented and how you determine your VaR models are statistically appropriate (i.e. backtesting, etc).

13. We also note several other tools you use to measure and manage market risks like non-statistical tools, interest rate sensitivity for the non-trading portfolio though a gap analysis, duration analysis, and sensitivity analysis. Further, we note disclosures on currency risk on page F-126, interest rate risk on page F-127, and cash flow mismatches on page F-129. Please tell us and revise future filings to explain how the disclosures in Note 34 relate to the tools and results of each analysis disclosed here. Also, discuss in detail how investors should view the output of the models and the inputs and assumptions for each model.

Disclosures Regarding Derivative Financial Instruments, page 184

14. We note your tabular disclosure of the derivative portfolio and the gross unrealized gains and losses on page 186. We also note your disclosure of gains and losses related to derivative financial instruments in Notes 25 and 26 and table (c) in Note 23. Please reconcile for us the gains and losses disclosed in these Notes with the amounts on page 186 and revise your future filings to clearly link these disclosures.

Item 18. Financial Statements

Consolidated Statement of Cash Flows, page F-9

15. We note you begin your reconciliation of net cash used in operating activities with "Consolidated income before income taxes," but we were unable to identify which line item in the reconciliation relates to cash flows from taxes on income. Per paragraph 35 of IAS 7 cash flows arising from taxes on income shall be separately disclosed and classified as cash flows from operating activities unless the taxes can be specifically identified with financing and investing activities. Please tell us and revise future filings to clearly disclose where cash flows arising from taxes on income are included in your statement of cash flows.

16.     We note the line below "Financial investments available-for-sale" under cash flows from operating activities had no description though the outflow for 2011 was Ch$21.4 billion. Please tell us and revise future filings to include a description of this line item. If this line relates to the financial assets available-for-sale, please explain why the cash flows did not meet the "net" reporting criteria in paragraphs 22 through 23 of IAS 7.

Note 1 – Summary of Significant Accounting Policies, page F-12

f) Allowance for loan losses, page F-24

17.     You disclose on page F-25 that impairment loss on loans individually evaluated are calculated based on the difference between the carrying amount of the loan and the present value of the expected future cash flows. However, on page F-26 you disclose that you must maintain specified reserves for loans classified in your risk categories C1, C2, C3, C4, D1, and D2. Please provide us with a more detailed explanation of how this provision matrix interacts with your discounted cash flow analysis for a particular loan and how the ultimate allowance amount is determined for such loan. Please also explain how you verify that the specified reserves within this matrix are equal to or in the range of possible impairment loss calculated in accordance with paragraph 63 of IAS 39 and confirm that you do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets. Refer to paragraphs E.4.5 and E.4.6 of IASB Staff Implementation Guidance on IAS 39.

Note 7 – Derivative Financial Instrument and Hedge Accounting, page F-48

18.     We note your disclosure on page F-50 that the effective portion of the gain on hedging your net investment in foreign operations was Ch$245 million, after taxes, for the year ended December 31, 2011. We also note your other comprehensive income disclosure on page F-86 whereby you disclose a loss of Ch$1.3 billion and income tax impact of Ch$220 million. Please reconcile for us the difference between the after tax gain recognized in other comprehensive income with your disclosures on page F-86.

19.     We note on page F-50 you disclose the effective portion of the cash flow hedging instruments included in other comprehensive income. Please tell us and revise future filings to disclose whether there was an ineffective portion of the cash flow hedges recognized in profit or loss and if so, tell us where it is disclosed in accordance with paragraph 24(b) of IFRS 7.

Note 19 – Provisions, page F-74

20.     It appears that the line item descriptions in your provision rollforwards in part (b) of Note 19 may be reversed because (with the exception of your 2010 rollforward of your

provision for short-term benefits and staff salaries) you show positive numbers for provisions used/released and negative numbers for increases in existing provisions. Please revise your future filings to correct this apparent inconsistency. Also disclose where in the Consolidated Statement of Income these provisions are recorded and how the amounts presented in these provision tables correspond to the contingency provisions/(releases) included in Other Operating (Expenses)/Income as disclosed in Note 31.

Note 26 – Net Foreign Exchange Income (Losses), page F-91

21.     We note that the foreign exchange losses on hedging derivatives was Ch$26.4 billion during 2011 compared to a total loss of Ch$26.8 billion on foreign exchange.  We also note your disclosure on page 125 that you maintain positions that are reported as trading or foreign exchange transactions even though the position may provide an effective economic hedge.  Please address the following:

- Tell us and revise future filings to segregate the foreign exchange gains (losses) on hedging derivatives by economic hedges, accounting hedges (i.e. fair value hedge, cash flow hedge, etc.), or trading derivatives and then by type of derivative (i.e. interest rate swap, etc.)

- In future filings expand your discussion regarding other net operating income on page 125 to address the reason for the large foreign exchange loss in 2011.

- Last, tell us and clearly disclose in future filings the derivatives that are used as economic hedges and a description of the types of risks they hedge.  In this disclosure also clarify where gains and losses on these hedges are recorded.

Note 27 – Provision for Loan Losses, page F-92

22.     We note your charge to income for provisions established for loans and receivables from banks was Ch$141 million on page F-93, which differs from the Ch$485 million disclosed in the provision rollforward on page F-51.  We also note differences in the totals of "charge to income for provisions established" and "credit to income for provisions released" for loans and receivables from customers disclosed here and on page F-55 for Fiscal 2011.  Please reconcile the differences and revise future filings to clearly disclose how the information presented in this disclosure relates to the provision rollforwards in Notes 8 and 9.

Note 33 – Financial Assets and Liabilities Measured at Estimated Fair Value, page F-103

23.     We note that approximately 18% of your available-for-sale securities are classified within Level 2 of the fair value hierarchy; however we could not locate your disclosures

describing the valuation techniques and assumptions used in determining the fair values of these securities other than your disclosure on page F-104 that the fair values take into account variables and additional inputs like estimated prepayment rates and issuers' credit risk.  We note that you do provide disclosure of certain valuation techniques on pages F-21 – F-22, however these disclosures appear to be limited to your derivative instruments.  Accordingly, please revise your future filings to describe the valuation techniques and related assumptions used to fair value your Level 2 available-for-sale securities.  Refer to paragraph 27 of IFRS 7.

24. As a related matter, please provide us with a more detailed breakdown of your available-for-sale securities by security type (i.e. how they are presented in Note 10) and level within the fair value hierarchy and consider providing this level of disclosure in your future filings. Please also discuss the extent of your use of unobservable inputs in the valuation of these securities and confirm that none of your available-for-sale securities should be classified as Level 3 fair value measurements.

25. We note your valuation disclosure for loans and accounts receivable to customers and banks on page F-105 and that the carrying amount of this line item was only Ch$50 million less than the fair value as of December 31, 2011.  Please address the following:

- Tell us and clarify in future filings whether your cash flow analyses are based on expected cash flows that already reflect assumptions about the uncertainty in future defaults or contractual cash flows with uncertainty about future defaults captured by the discount rate.

- Confirm that your cash flow analyses reflect all the factors discussed in paragraphs AG79 and AG82 of IAS 39 either through the adjustment of the cash flows or through the use of more than one discount rate.  Also, enhance your disclosures on these factors and the impact they have on the valuation in accordance with paragraph 27 of IFRS 7, which requires disclosure of assumptions applied in determining fair values.

- Describe in greater detail the adjustments you made to quoted market prices for similar mortgage, credit card, and other consumer loans to account for the differences in loan characteristics and tell us the total adjustment as of December 31, 2011.

- Tell us whether impaired loans are also valued using the techniques described on page F-105 and if not, revise future filings to describe in detail the valuation method used for individually impaired loans. In your response address whether the present value of estimated future cash flows for impaired loans include future credit losses that have not been incurred as of December 31, 2011.

26. We note Ch$33 billion or 13% of derivative assets are measured at Level 3 and we note your valuation technique disclosures on pages F-22 and F-105.  Please tell us and revise future filings to clarify which of your derivatives are measured at Level 3 and whether changing one or more of the assumptions included in the models to reasonably possible alternative assumptions would change the fair value significantly and the effect of those changes as required by paragraph 27B(e) of IFRS 7.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have questions.

        Sincerely,

        /s/ Angela Connell for

        Stephanie J. Ciboroski
        Senior Assistant Chief Accountant